U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

                 AMENDMENT NO. 1 TO NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it is amending and adopting as its own the registration of Templeton Emerging Markets Fund, Inc., a Maryland corporation, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such amendment of notification of registration submits the following information:

Name of registrant:                      TEMPLETON EMERGING MARKETS FUND


Address of Principal Business Office:    500 East Broward Boulevard, Suite 2100
                                         Fort Lauderdale, Florida 33394-3091

Telephone Number (including area code):  (954) 527-7500


Name and address of agent for            Lori A. Weber, Assistant Secretary
service of process:                      Templeton Emerging Markets Fund
                                         500 East Broward Boulevard, Suite 2100
                                         Fort Lauderdale, Florida 33394-3091

Copies to:
            Barbara J. Green, Vice President and Secretary
            Templeton Emerging Markets Fund
            500 East Broward Boulevard, Suite 2100
            Fort Lauderdale, Florida 33394-3091

            Bruce G. Leto, Esq., Stradley, Ronon, Stevens & Young, LLP 2600 One Commerce Square, Philadelphia, PA 19103-7098

Check appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A: YES [ ] NO [X]

Item 1. Exact name of registrant.

        Templeton Emerging Markets Fund.

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

        Registrant was organized under the laws of the State of Delaware on February 28, 2002.

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

        The registrant was formed as a Delaware business trust (currently referred to as a Delaware statutory trust) under the laws of the State of Delaware.

Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).

        Registrant is classified as a management company.

Item 5. If registrant is a management company:

        (a) State whether registrant is a "closed-end" company or an "open-end" company;

        (b) State whether registrant is registering as a "diversified" company or a "non-diversified" company (read Instruction 4(i) carefully before replying).

        The registrant is a closed-end, diversified company.

Item 6. Name and address of each investment adviser of registrant.

        The investment adviser of registrant is Templeton Asset Management Ltd., a Singapore company with offices located at 7 Temasek Boulevard
        #38-03, Suntec Tower One, Singapore 038987 and Two Exchange Square,
        Hong Kong.

Item 7. If the registrant is an investment company having a board of directors, state the name and address of each officer and director of the registrant.

        (The registrant has a board of trustees who perform similar functions to those of a board of directors of a corporation.)

     HARRIS J. ASHTON           Trustee
                                500 East Broward Blvd.
                                Suite 2100
                                Fort Lauderdale, FL 33394-3091


     FRANK J. CROTHERS          Trustee
                                500 East Broward Blvd.
                                Suite 2100
                                Fort Lauderdale, FL 33394-3091

     S. JOSEPH FORTUNATO        Trustee
                                500 East Broward Blvd.
                                Suite 2100
                                Fort Lauderdale, FL 33394-3091

     ANDREW H. HINES, JR.       Trustee
                                500 East Broward Blvd.
                                Suite 2100
                                Fort Lauderdale, FL 33394-3091

     EDITH E. HOLIDAY           Trustee
                                500 East Broward Blvd.
                                Suite 2100
                                Fort Lauderdale, FL 33394-3091

     BETTY P. KRAHMER           Trustee
                                500 East Broward Blvd.
                                Suite 2100
                                Fort Lauderdale, FL 33394-3091

     GORDON S. MACKLIN          Trustee
                                500 East Broward Blvd.
                                Suite 2100
                                Fort Lauderdale, FL 33394-3091

     FRED R. MILLSAPS           Trustee
                                500 East Broward Blvd.
                                Suite 2100
                                Fort Lauderdale, FL 33394-3091

     CONSTANTINE D.             Trustee
       TSERETOPOULOS            500 East Broward Blvd.
                                Suite 2100
                                Fort Lauderdale, FL 33394-3091

     NICHOLAS F. BRADY          Trustee
                                500 East Broward Blvd.
                                Suite 2100
                                Fort Lauderdale, FL 33394-3091

     HARMON E. BURNS            Trustee and Vice President
                                One Franklin Parkway
                                San Mateo, CA 94403-1906

     CHARLES B. JOHNSON         Trustee and Vice President
                                One Franklin Parkway
                                San Mateo, CA 94403-1906



     Mark Mobius                President and Chief Executive Officer-
                                Investment Management
                                Two Exchange Square, 39th Floor,
                                Suit 3905-08
                                Hong Kong

     Jimmy D. GambilL           Senior Vice President and
                                Chief Executive Officer- Finance
                                and Administration
                                500 East Broward Blvd.
                                Suite 2100
                                Fort Lauderdale, FL 33394-3091

     Rupert H. Johnson, Jr.     Vice President
                                One Franklin Parkway
                                San Mateo, CA 94403-1906

     Martin L. Flanagan         Vice President
                                One Franklin Parkway
                                San Mateo, CA 94403-1906

     Jeffrey A. Everett         Vice President
                                P.O. Box N-7759
                                Lyford Cay, Nassau, Bahamas

     John R. Kay                Vice President
                                500 East Broward Blvd.
                                Suite 2100
                                Fort Lauderdale, FL 33394-3091

     Murray L. Simpson          Vice President and Assistant Secretary
                                One Franklin Parkway
                                San Mateo, CA 94403-1906

     Barbara J. Green           Vice President and Secretary
                                One Franklin Parkway
                                San Mateo, CA 94403-1906

     DAVID P. GOSS              Vice President and Assistant Secretary
                                One Franklin Parkway
                                San Mateo, CA 94403-1906

     MICHAEL O. MAGDOL          Vice President - AML Compliance
                                600 5th Avenue
                                Rockefeller Center
                                New York, NY  10048-0772

     BRUCE S. ROSENBERG         Treasurer and Chief Financial Officer
                                500 East Broward Blvd.
                                Suite 2100
                                Fort Lauderdale, FL 33394-3091

     RICHARD L. KUERSTEINER     Assistant Vice President
                                One Franklin Parkway
                                San Mateo, CA 94403-1906

     OBERT C. ROSSELOT          Assistant Secretary
                                500 East Broward Blvd.
                                Suite 2100
                                Fort Lauderdale, FL 33394-3091

     LORI A. WEBER              Assistant Secretary
                                500 East Broward Blvd.
                                Suite 2100
                                Fort Lauderdale, FL 33394-3091

     KAREN DEBELLIS             Assistant Treasurer
                                100 Fountain Parkway
                                St. Petersburg, FL 33716-1205

     CHARLES R. SIMS            Assistant Treasurer
                                One Franklin Parkway
                                San Mateo, CA 94403-1906

Item 8. If registrant is an unincorporated investment company not having a board of directors:

        (a) State the name and address of each sponsor of registrant;

        (b) State the name and address of each officer and director of each sponsor of registrant;

        (c) State the name and address of each trustee and each custodian of registrant.

        Not Applicable.

Item 9. (a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

        No, the registrant is not currently issuing and offering its securities directly to the public.

        (b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

        Not Applicable.

        (c) If the answer to 9(a) is "no" and the answer to 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities (yes or no).

        No, the registrant presently does not propose to make a public offering of its securities.

        (d) State whether registrant has any securities currently issued and outstanding (yes or no).

        Yes, the registrant has shares of beneficial interest issued and outstanding.

        (e) If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

        On October 31, 2002, there were 0 beneficial owners of the outstanding shares of beneficial interest of the registrant and the following company owned 10 percent or more of registrant's outstanding voting securities: None.

Item 10. State the current value of registrant's total assets.

         The current value of registrant's total assets is $0.

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

         No, the registrant has not applied and does not intend to apply for a license to operate as a small business investment company under such act.

Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its securityholders, if any.

         Not Applicable.

                                   SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this amendment of notification of registration to be duly signed on its behalf in the City of San Mateo and the State of California on the 25th day of October, 2002.

                                           Templeton Emerging Markets Fund


                                          BY:/s/BARBARA J. GREEN
                                            -----------------------------------
                                             Barbara J. Green
                                             Vice President and Secretary


Attest:/s/DAVID P. GOSS
      ------------------------
      David P. Goss, Vice President and Assistant Secretary

      IC No. 811-04985